6,500 METRE DIAMOND DRILL PROGRAM COMMENCES

 AT BISHA PROPERTY, ERITREA

February 24, 2003

Nevsun Resources Ltd. (NSU-TSX) reports that a second phase 6,500 metre exploration and diamond drill program began yesterday, February 23, at the Company’s 90% owned Bisha Property in Eritrea. The Bisha Property covers 49 square kilometers and is located approximately 150 kilometres west of the capital of Asmara. On January 22, 2003, Nevsun announced the new discovery results from the initial phase of drilling totaling 804 metres in six holes. High-grade assays included:  6.27% Cu, 1.18 g/t Au and 42.1 g/t Ag over 24.5 meters in Hole B-02-4,  32.49 g/t Au and 1,382 g/t Ag over 7.62 meters and 4.92% Cu, 0.81 g/t Au and  33.9 g/t Ag over 8.23 meters in Hole B-02-5.

The purpose of the upcoming diamond drill program is to test various mineralized horizons along strike of the initial  high-grade discovery holes to vertical depths of 200 metres. Initial step-outs along strike will be at 50 metre intervals. A second larger drill (Longyear 44) has been contracted and should arrive in Eritrea in early April.  A 5,000 metre drilling contract has been awarded to Boart Longyear.

The exploration program will also include the following:

  The establishment of a permanent camp.

  An application to  increase Nevsun’s land position so that the  Bisha and Okreb Properties are contiguous.

  Airborne and ground geophysics, soil and stream sediment sampling and trenching.

  Detailed geological mapping of the area.

  Petrographic studies.

The airborne and additional ground work are aimed at defining other drill targets as well as explaining many geophysical/geochemical targets that are already defined.

Forward Looking Statements:

The above contains forward looking statements that are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in our forward looking statements. Factors that could cause such differences include: changes in world gold markets, equity markets, costs and supply of materials relevant to the mining industry, change in government and changes to regulations affecting the mining industry. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer	For further information, Contact: Don Halliday Manager, Investor Relations (604) 623-4700 or 1-888-600-2200 e-mail: dhalliday@nevsun.com